UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, March 24, 2014

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that we are attaching the Communication made by Consortium Metro de Lima - Línea 2, integrated by Odebrecht Latinvest Perú S.A.C., Graña y Montero S.A.A., Construtora Andrade Gutierrez S.A. Sucursal del Perú and Construtora Queiroz Galvao S.A. Sucursal Perú, as well as the web page links to the related journalist reports issued on March 21st, 2014 in El Comercio and Gestion newspapers.

http://elcomercio.pe/politica/gobierno/odebrecht-explica-que-no-participo-linea-2-metro-noticia-1717465

http://gestion.pe/empresas/odebrecht-se-retiro-linea-2-metro-lima-porque-proinversion-no-considero-sus-observaciones-2092426

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

COMUNICADO

El Consorcio Metro de Lima Línea 2, integrado por Odebrecht Latinvest Perú S.A.C., Graña y Montero S.A.A., Construtora Andrade Gutierrez S.A. Sucursal del Perú y Construtora Queiroz Galvao S.A. Sucursal Perú, informa lo siguiente:

●

El 19/03/14 hemos informado a la Agencia de Promoción de la Inversión Privada (PROINVERSION) que nos abstendremos de participar en el concurso de concesión del proyecto Línea 2 y Ramal Av. Faucett - Av. Gambetta de la Red Básica del Metro de Lima y Callao, que conectará el distrito de Ate Vitarte y el Callao.

●	De acuerdo con las bases del concurso, hemos mantenido comunicación con PROINVERSION haciendo llegar nuestras consultas, observaciones, comentarios y sugerencias sobre las condiciones del concurso.

●	Las observaciones presentadas por nuestro Consorcio, no han sido consideradas por dicha institución. Respetamos su decisión, sin embargo, optamos por retirarnos.

●

Es importante destacar, que desde hace más de un año hemos invertido muchos recursos en el estudio detallado, comprensión y dominio del Proyecto, juntando para ello a los mejores expertos a nivel nacional e internacional tanto de nuestras respectivas Organizaciones como de otras empresas especializadas.

●

Con base en el compromiso que cada una de nuestras empresas mantiene con el desarrollo del Perú, quedaremos atentos a la posibilidad de seguir participando en futuros procesos licitatorios de proyectos de infraestructura, buscando siempre la forma de compatibilizar los altos intereses del Estado y de los usuarios con nuestras legítimas expectativas empresariales.

Lima, 21 de marzo de 2014

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: March 24, 2014